NU HOLDINGS LTD.
Floor 4, Willow House, Cricket Square
Grand Cayman, KY1-9010, Cayman Islands

PROXY STATEMENT

General

The board of directors of Nu Holdings Ltd. (the "**Company**" or "**we**") is soliciting proxies for the annual general meeting of shareholders (the "**AGM**") of the Company to be held on September 21, 2022 at 4:30 p.m., Bogotá time. The AGM will be held at the offices of Nu Colombia S.A. located at Calle 70 Bis # 4-41 Bogotá, D.C., Colombia. However, given the COVID-19 pandemic, we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the AGM by webcast (as set out below).

You will be able to attend the AGM online by visiting https://www.meetnow.global/MM6ZU49. You will also be able to vote your shares online by attending the AGM via this webcast. To participate in the AGM, you will need to review the information included on the proxy card or in the instructions that accompanied your proxy materials.

On August 26, 2022, we published a notice of the AGM and our proxy materials on the Investor Relations section of the Company's website at https://www.investidores.nu/en and on the SEC's website at https://www.sec.gov and mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A ordinary shares (the "**Class A Ordinary Shares**") and Class B ordinary shares (the "**Class B Ordinary Shares**" and together with the Class A Ordinary Shares, the "**Ordinary Shares**") of the Company as at the close of business on August 12, 2022 (Bogotá time) (the "**Record Date**") are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 4,681,879,681 Ordinary Shares were issued and outstanding, including 3,567,387,115 Class A Ordinary Shares and 1,114,492,566 Class B Ordinary Shares. One or more shareholders holding not less than a majority in aggregate of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to twenty votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular

resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on September 20, 2022 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Computershare Inc. ("**Computershare**") (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by Computershare. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the "beneficial owner" of shares held in "street name," and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the AGM, you must obtain a "legal proxy" from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@nubank.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. **If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on September 20, 2022.**

PROPOSAL 1:

TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021 BE APPROVED AND RATIFIED.

The Company seeks shareholder approval and ratification of the Company's 2021 audited consolidated financial statements (the "**Audited Accounts**"), which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2021. A copy of the Company's Audited Accounts is included in the 2021 annual report on Form 20-F which is available on the Company's website at https://www.investidores.nu/en.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning

a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL AND RATIFICATION OF THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021.

PROPOSAL 2:

REELECTION AND ELECTION OF DIRECTORS

TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE REELECTION OF THE INDIVIDUALS LISTED FROM "*A*" TO "*H*" BELOW AND THE ELECTION OF THE INDIVIDUAL LISTED AT "*I*" BELOW, AS DIRECTORS OF THE COMPANY (THE "NOMINEES"), EACH TO SERVE FOR A TERM ENDING ON THE DATE OF THE NEXT ANNUAL GENERAL MEETING OF THE MEMBERS, OR UNTIL SUCH PERSON RESIGNS OR IS REMOVED IN ACCORDANCE WITH THE TERMS OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY, BE APPROVED:

a. David Velez Osorno;

b. Douglas Mauro Leone;

c. Anita Mary Sands;

d. Daniel Krepel Goldberg;

e. Luis Alberto Moreno Mejia;

f. Jacqueline Dawn Reses;

g. Rogerio Paulo Calderon Peres;

h. Muhtar Ahmet Kent; and

i. Thuan Quang Pham."

Pursuant to Article 21 of the Company's Twelfth Amended and Restated Memorandum and Articles of Association (the "**Memorandum and Articles of Association**"), the Company's board of directors and the Founding Shareholder (as defined in the Memorandum and Articles of Association), have nominated David Velez Osorno; Douglas Mauro Leone; Anita Mary Sands; Jacqueline Dawn Reses; Daniel Krepel Goldberg; Luis Alberto Moreno Mejia; Rogerio Paulo Calderon Peres; and Muhtar Ahmet Kent, for reelection and Thuan Quang Pham for a first election, each as a director of the Company, to serve until the next annual general meeting of shareholders or until such person resigns or is removed in accordance with the Company's Memorandum and Articles of Association.

Information relating to the Nominees is set forth below:

Name	Age	Position(s)
David Vélez Osorno	40	Founder, Chairman and Chief Executive Officer(3)
Douglas Mauro Leone	64	Director(2)*
Anita Mary Sands	45	Director(1)*
Daniel Krepel Goldberg	46	Director(3)*
Luis Alberto Moreno Mejía	68	Director(2)(3)*
Jacqueline Dawn Reses	52	Director(1)(2)*

Rogério Paulo Calderón Peres	60	Director(1)*
Muhtar Ahmet Kent	69	Director*
Thuan Quang Pham	54	Director*

(1) Member of the Audit and Risk Committee.
(2) Member of the Leadership Development, Diversity and Compensation Committee.
(3) Member of the Stakeholders' Committee.
* Independent Director.

David Vélez Osorno is our Founder, the chairman of our board of directors and our chief executive officer. He has also been a member of our Stakeholders' Committee since July 2021. Before founding Nu in 2013, David was a partner at Sequoia Capital between January 2011 and March 2013, in charge of the firm's Latin American investments group. Before Sequoia, David worked in investment banking and growth equity at Goldman Sachs, Morgan Stanley and General Atlantic. He holds a Bachelor's of Science in Management Science and Engineering and a Master's in Business Administration, both from Stanford University.

Douglas Mauro Leone is a member of our board of directors, a position he has held since 2016. He has also been a member of our Leadership Development, Diversity and Compensation Committee since July 2021. As Managing Partner of Sequoia Capital since 1996 and Global Managing Partner since 2012, Doug has partnered with companies including RingCentral and ServiceNow. He began his career in tech at Sun Microsystems, Hewlett-Packard, and Prime Computer, before joining Sequoia Capital in 1988. He holds a Bachelor's of Science in Mechanical Engineering from Cornell University, a Master's of Science in Industrial Engineering from Columbia University, and a Master's of Science in Management from the Massachusetts Institute of Technology.

Anita Mary Sands is a member of our board of directors, a position she has held since October 2020. She has also been a member of our Audit and Risk Committee since June 2021. Dr. Sands has served on the board of directors of ServiceNow, Inc. since July 2014 and on the board of directors of SVF Investment Corp. since January 2021. From April 2012 to September 2013, Dr. Sands served as group managing director, head of change leadership and a member of the wealth management Americas executive committee of UBS Financial Services, a global financial services firm. Prior to that, from April 2010 to April 2012, Dr. Sands was group managing director and chief operating officer of UBS Wealth Management Americas at UBS Financial Services, and from October 2009 to April 2010, Dr. Sands was a transformation consultant at UBS Wealth Management Americas. Prior to joining UBS Financial Services, Dr. Sands was managing director, head of transformation management at Citigroup N.A.'s global operations and technology organization. Dr. Sands also held several leadership positions with RBC Financial Group and the Canadian Imperial Bank of Commerce (CIBC). Dr. Sands holds a Bachelor's of Science in Physics and Applied Mathematics and a Doctoral Degree in Atomic and Molecular Physics, both from The Queen's University of Belfast, Northern Ireland, and a Master's of Science in Public Policy and Management from Carnegie Mellon University. She served as the James Wei Visiting Professor in Entrepreneurship at Princeton University in 2021.

Daniel Krepel Goldberg is a member of our board of directors, a position he has held since April 2021. He has also been a member of our Stakeholders' Committee since July 2021. He is currently managing partner and CIO at Lumina Capital Management and formerly was a partner and head of Latin America at Farallon Capital Management, position he held from August 2011 to December 2021. He was the president of Morgan Stanley in Brazil from April 2010 to August 2011. Between January 2003 and December 2006, he headed the Economic Law Secretariat of the Ministry of Justice, a former body of the Brazilian antitrust and consumer protection system. He holds a Bachelor's Degree and a Doctoral Degree in Law from the University of São Paulo. In addition, he received a Master of Laws from Harvard Law School.

Luis Alberto Moreno Mejía is a member of our board of directors, a position he has held since April 2021. He has also been a member of our Leadership Development, Diversity and Compensation Committee and of our Stakeholders'

Committee since July 2021. He joined us after his 15-year tenure as the President of the Inter-American Development Bank Group from October 2005 to September 2020, and has served as a Managing Director at Allen & Co. (an underwriter participating in this offering) since February 2021. He has also served as Colombia's Ambassador to the United States for seven years from October 1998 to June 2005. He had a distinguished career in business and government. As Minister of Economic Development between July 1992 and January 1994, he was head of the Instituto de Fomento Industrial, Colombia's public sector holding company. In the private sector he was the executive producer of TV Hoy. He holds a Degree in Business Administration and Economics from Florida Atlantic University and a Master's in Business Administration from the Thunderbird School of Global Management. In 1990, Harvard University awarded him a Neiman Fellowship for his achievements in the field of journalism.

Jacqueline Dawn Reses is a member of our Board of Directors, a position she has held since March 2021. She has also been the Chair of our Leadership Development, Diversity and Compensation Committee since July 2021 and a member of our Audit and Risk Committee since June 2021. She is the chief executive officer of Post House Capital and most recently served as executive chair of Square Financial Services LLC and capital lead at Square, Inc., a publicly traded financial services company which provides services to small businesses and consumers, from October 2015 to October 2020. From February 2016 to July 2018, she also served as people lead at Square, Inc. From September 2012 to October 2015, she served as chief development officer of Yahoo! Inc. Prior to Yahoo, she led the U.S. media group as a partner at Apax Partners Worldwide LLP, a global private equity firm, which she joined in 2001. As of 2020, she serves on the board of the Wharton School of the University of Pennsylvania. She has also served on the board of directors of Affirm, Endeavor and Pershing Square Tontine Holdings, Ltd. since July 2020 and has been the chairperson of the Economic Advisory Council of the Federal Reserve Bank of San Francisco since 2015. She previously served on the board of directors of Alibaba Group Holding Limited, Social Capital Hedosophia Holding Corp., Social Capital Hedosophia Holding Corp III and Context Logic. She holds a Bachelor's of Science in Economics with honors from the Wharton School of the University of Pennsylvania.

Rogério Paulo Calderón Peres is a member of our board of directors and also the chairman of our Audit and Risk Committee, positions he has held since June 2021 and July 2021, respectively. As a financial expert, he served in PricewaterhouseCoopers Brazil as audit partner for nearly ten years until 2003 and then served as senior executive and chief financial officer at Bunge Brasil S.A. from 2003 to 2007, Unibanco S.A., Itaú Unibanco Holdings S.A. between 2007 and 2014 and HSBC Brasil S.A. (HSBC LatAm) between 2014 and 2016. He has also served as a board member in Alupar Investimentos S.A. since December 2016 and Via Varejo S.A. (Via S.A.) since September 2019, both listed companies in Brazil. He has been the chairman of the audit committee and designated financial expert at B3 S.A. – Brasil, Bolsa, Balcão since April 2018 and a member of the compensation committee of Qualicorp Consultoria e Corretora de Seguros S.A. since 2019. He holds a Bachelor's in Business Administration from Fundação Getulio Vargas and a Bachelor's in Accounting from Fundação FAPEI, both in Brazil. He also holds a Brazilian registered accountant certification (Brazilian CPA) and has also attended several extension programs in strategy, finance, human resources and governance at Harvard University, Princeton University, University of Western Ontario, Fundação Getulio Vargas and Fundação Dom Cabral.

Muhtar Ahmet Kent is a member of our board of directors, a position he has held since October 2021. Mr. Muhtar Kent is the retired Chairman and Chief Executive Officer of The Coca-Cola Company, a multinational beverage corporation. Mr. Kent joined The Coca-Cola Company in 1978; in 2006, he became President and Chief Operating Officer and in 2008 was elevated to President and Chief Executive Officer. From 2009 to 2017, Mr. Kent also served as The Coca-Cola Company's Chairman. He retired from The Coca-Cola Company in 2019. Mr. Kent currently serves on the boards of 3M Co., a multinational conglomerate, Special Olympics International, the Cambridge China Development Trust and Emory University, and is Chairman of the Advisory Board of Cass Business School at London City University. Mr. Kent previously served as the Chairman of the International Business Council of the World Economic Forum and as a member of its Chairman's Community. Mr. Kent holds a Bachelor of Science degree in Economics from the University

of Hull in England and a Master of Science degree in Administrative Sciences from Cass Business School at the City University London.

Thuan Quang Pham is the Chief Technology Officer of Coupang since September 2020. Mr. Pham also acts as a Technology Advisor of The Routing Company since June 2020. Prior to joining Coupang, Mr. Pham served as Chief Technology Officer of Uber Technologies, Inc. from April 2013 to May 2020. From December 2004 to January 2013, Mr. Pham served in various Vice President roles at VMWare, Inc., a software and technology company, including as Vice President, R&D - Cloud Management Platform from June 2012 to January 2013. Mr. Pham holds both B.S. and M.S. degrees in Computer Science and Electrical Engineering from the Massachusetts Institute of Technology.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE REELECTION AND ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2021 Annual Report to shareholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company's website at https://www.investidores.nu/en and on the SEC's website at https://www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
David Velez Osorno
Dated: August 26, 2022